Exhibit 21

LIST OF SUBSIDIARIES

OF

ABTECH HOLDINGS, INC.

1.	AbTech Industries, Inc. (“AbTech Industries”), a Delaware corporation. All outstanding common stock is owned by Abtech Holdings, Inc.

2.	Environmental Security Corporation, a Delaware corporation. All outstanding common stock is owned by AbTech Industries.

3.	AEWS Engineering, LLC (“AEWS”), a Delaware limited liability company. 80% of the membership interests are owned by Abtech Holdings, Inc. and 20% is owned by Bjornulf White, the President of AEWS.

4.	AbTech Industries (UK) Limited (“AbTech UK”), a Private Limited Company of England and Wales. All shares are owned by Abtech Holdings, Inc.